As filed with the Securities and Exchange Commission on August 13, 1998.

                                                 Registration No. 333-__________
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                    ---------------------------------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                    ---------------------------------------

                                  LYCOS, INC.
             (Exact name of registrant as specified in its charter)


                    DELAWARE                              04-3277338
          (State or other jurisdiction of               (IRS Employer
          incorporation or organization)           Identification Number)


              400-2 TOTTEN POND ROAD, WALTHAM, MASSACHUSETTS 02451
                                 (781) 370-2700
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                        --------------------------------

                                ROBERT J. DAVIS
                                  LYCOS, INC.
                            400-2 TOTTEN POND ROAD
                         WALTHAM, MASSACHUSETTS 02451
                                (781) 370-2700
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                    COPY TO:

                         MICHAEL J. RICCIO, JR., ESQ.
                          HUTCHINS, WHEELER & DITTMAR
                          A PROFESSIONAL CORPORATION
                              101 FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110
                                (617) 951-6600

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                        --------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

======================================================================================================
 Title of Each Class                       Proposed Maximum    Proposed Maximum
 of Securities to be      Amount to be      Offering Price    Aggregate Offering       Amount of
     Registered            Registered       Per Share (1)          Price (1)        Registration Fee
------------------------------------------------------------------------------------------------------
Common Stock, par
 value $.01 per share      2,092,622       $63.563            $133,013,333         $39,238.93
======================================================================================================

(1) Estimated solely for the purpose of computing the registration fee, based upon the average of the high and low prices of the Company's Common Stock as reported on the Nasdaq National Market on August 11, 1998 in accordance with Rule 457 under the Securities Act of 1933.

                       ---------------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+ INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A + + REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH +
+  THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD    +
+  NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION        +
+  STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER  +
+  TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY       +
+  SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION     +
+  OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE  +
+  SECURITIES LAWS OF ANY SUCH STATE.                                          +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS              SUBJECT TO COMPLETION, DATED AUGUST 13, 1998

                               2,092,622 SHARES

                                  LYCOS, INC.

                                 COMMON STOCK

     This Prospectus relates to the public offering, which is not being underwritten, of up to 2,092,622 shares of Common Stock, par value $0.01 per share (the "Shares"), of Lycos, Inc. ("Lycos" or the "Company"), which may be offered from time to time by certain stockholders and warrantholders of the Company or by donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer (the "Selling Stockholders"). The Company will receive no part of the proceeds of such sales. The Shares were originally issued or reserved for issuance by the Company in connection with the Company's acquisition of WhoWhere? Inc., a California corporation ("WhoWhere"), by and through a merger of a wholly-owned subsidiary of Lycos, What Acquisition Corp. ("What"), with and into WhoWhere (the "Acquisition"). The Shares were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), provided by Regulation D thereunder. The Shares are being registered by the Company pursuant to the Agreement and Plan of Merger dated as of August 7, 1998 (the "Agreement") by and among Lycos, What, WhoWhere, and certain shareholders of WhoWhere.

     The Shares may be offered by the Selling Stockholders from time to time in one or more transactions as described under "Plan of Distribution." To the extent required, the number of shares to be sold, the name of the Selling Stockholder(s), the purchase price, the name of any agent or broker-dealer, and any applicable commissions, discounts or other items constituting a compensation to such agent or broker-dealer with respect to a particular offering will be set forth in a supplement or supplements to this Prospectus (each, a "Prospectus Supplement"). The aggregate proceeds to the Selling Stockholder(s) from the sale of the shares offered from time to time hereby will be the purchase price of the shares sold less commissions, discounts and other compensation, if any, paid by the Selling Stockholder(s) to any agent or broker-dealer. The price at which any of the Shares may be sold, and the commissions, if any paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. See "Selling Stockholders" and "Plan of Distribution."

     The Company's Common Stock is listed on the Nasdaq National Market under the symbol "LCOS." On August 11, 1998, the last sale price of the Company's Common Stock was $63.563 per share.

                           -------------------------

   THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 3
                                    HEREOF.

                           -------------------------

     The Securities and Exchange Commission (the "Commission") may take the view that, under certain circumstances, the Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. The Company and the Selling Stockholders have agreed to certain indemnification arrangements. See "Plan of Distribution."

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                           -------------------------

               THE DATE OF THIS PROSPECTUS IS AUGUST ____, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov. The Common Stock of the Company is listed on the Nasdaq National Market, and such reports, proxy and information statements and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, NW, Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. The Company has filed the Registration Statement electronically with the Commission via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. Statements contained herein concerning any document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Company intends to distribute to its stockholders annual reports containing audited financial statements and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company (File No. 0-27830) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

  (1)  The Company's Annual Report on Form 10-K for the year ended July 31,
       1997;

  (2) The Company's definitive Proxy Statement dated November 17, 1997, filed in connection with the Company's December 17, 1997 Annual Meeting of Stockholders;

  (3) The Company's Quarterly Reports on Form 10-Q for the quarters ended October 31, 1997, January 31, 1998 and April 30, 1998;

  (4) The Company's Current Reports on Form 8-K and 8-K/A, filed with the Commission on February 17, 1998, March 10, 1998, March 24, 1998, May 1, 1998, May 15, 1998, June 30, 1998, August 11, 1998 and August 13, 1998;
       and

  (5) The description of the Company's Common Stock contained in its Registration Statement on Form 8-A, filed with the Commission on February 23, 1996.

     All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus, to the extent required, and to be a part of this Prospectus from the date of filing of such reports and documents. Any statement contained in a document incorporated by reference into this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Investor Relations, Lycos, Inc., 400-2 Totten Pond Road, Waltham, Massachusetts 02451 or by telephone at (781) 370-2700.

                                  THE COMPANY

      Lycos, "Your Personal Internet Guide", is a "New Generation Online Service" that offers a network of globally branded media properties and aggregated content distributed primarily through the World Wide Web. Under the "Lycos" brand, the Company provides guides to online content, aggregated third party content, Web search and directory services and community and personalization features. The Company seeks to draw a large number of viewers to its Websites by providing a one-stop destination for identifying, selecting and accessing resources, services, content and information on the Web. The Company's acquisition of Tripod, Inc. ("Tripod") in February 1998 allows Lycos to offer Internet users the ability to create personal homepages and join interest-based communities within the Tripod Website.

     On August 13, 1998, the Company acquired WhoWhere? Inc. ("WhoWhere") in exchange for the issuance of approximately 1,885,127 shares of Common Stock and the assumption of options and warrants to acquire approximately an additional 667,622 shares of Common Stock. WhoWhere offers a complete line of Web-based applications, including its leading directory services, the MailCity e-mail service with over 9.3 million registered users and angelfire.com, a leading Web community with over 1.3 million members.

     The Company is a Delaware corporation incorporated in June 1995. The Company's principal executive offices are located at 400-2 Totten Pond Road, Waltham, Massachusetts 02451, and its telephone number is (781) 370-2700.

                                  RISK FACTORS

     The following risk factors should be considered in conjunction with the other information included and incorporated by reference in this Prospectus before purchasing the Common Stock offered hereby. This Prospectus (including the documents incorporated by reference herein) may include forward-looking statements that involve risks and uncertainties. In addition to those risk factors discussed elsewhere in this Prospectus, the Company identifies the following risk factors which could affect the Company's actual results and cause actual results to differ materially from those in the forward-looking statements.

     Limited Operating History; Anticipation of Continued Losses.  The Company
     -----------------------------------------------------------
was founded in June 1995 and for the year ended July 31, 1997 and nine months ended April 30, 1998 generated revenues of $22.3 million and $37.0 million, respectively. Accordingly, the Company has a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets. These risks include the Company's ability to continue to develop and extend the "Lycos" brand; the Company's ability to maintain premier positions on high traffic Web access points such as its arrangements with Netscape Communications Corp. ("Netscape") and Microsoft Corporation ("Microsoft") or to enter into additional distribution relationships and strategic alliances; the ability of the Company to maintain and increase levels of traffic on its Websites; the ability of the Company to continue to develop or acquire content, features and functionality for its services; the development of equal or superior services or products by competitors; the failure of the market to adopt the Web as an advertising or commercial medium; the reduction in market prices for Web-based advertising as a result of competition or otherwise; the Company's ability to effectively generate commerce-related revenues through sponsored services and placements in Lycos services; and the Company's success in attracting, retaining and motivating qualified personnel. There can be no assurance that the Company will be successful in addressing such risks. The limited operating history of the Company makes the prediction of future results of operations difficult or impossible, and, therefore, the recent revenue growth experienced by the Company should not be taken as indicative of the rate of growth, if any, that can be expected in the future. The Company has incurred significant losses since inception. Although the Company was profitable in the six months ended January 31, 1998, the Company reported a loss of $5.90 per share (a $0.15 loss per share before amortization and one-time acquisition related charges) for the quarter ended April 30, 1998 and there can be no assurance that the Company will sustain revenue growth or return to profitability in the future. As of April 30, 1998, the Company had an accumulated deficit of $102.9 million.

     Potential Fluctuations in Quarterly Results.  As a result of the Company's
     -------------------------------------------
limited operating history, the Company does not have historical financial data for any significant period of time on which to base planned operating expenses. The Company's expense levels are based in part on its expectations as to future revenues and to a certain extent are fixed. Quarterly sales and operating results generally depend on the advertising, electronic commerce, license fees and other revenues received within the quarter, which are difficult to forecast. Because the Company's expense levels are based upon anticipated advertising, electronic commerce and licensing revenue, the Company may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in relation to the Company's expectations would have an immediate adverse impact on the Company's business, results of operations and financial condition. In addition, the Company plans to significantly increase its operating expenses to fund greater levels of research and development, increase its sales and marketing operations, develop new distribution channels, broaden its customer support capabilities, maintain brand identity and pursue strategic alliances. In the future, leading Websites, browser providers and other distribution channels may require payments or other consideration in exchange for providing access to the Company's products and services, such as the Company's agreement with Netscape. Additionally, the Company may incur costs pertaining to the introduction or enhancement of services offered by the Company or the acquisition of businesses or technologies. To the extent that such expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition could be materially adversely affected.

     The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, some of which are outside of the Company's control. These factors include general economic conditions, specific economic conditions in the Internet industry, usage of the Internet, the level of traffic to the Company's Websites, demand for Internet advertising and electronic commerce, the addition or loss of advertisers or electronic commerce sponsors, seasonal trends in advertising sales, the advertising budgeting cycles of individual advertisers, capital expenditures and other costs relating to the expansion of operations, incurrence of costs relating to acquisitions like Tripod, WiseWire Corporation ("WiseWire"), GuestWorld Inc. ("GuestWorld") and WhoWhere, the introduction of new products or services by the Company or its competitors, the mix of the services sold, the channels through which those services are sold, and pricing changes. As a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on the Company's business, results of operations and financial condition. Due to the nascent nature of the Internet industry, the Company believes that period to period comparisons of its operating results are not meaningful and should not be relied upon for an indication of future performance. The Company also has experienced, and expects to continue to experience, seasonality in its business, with user traffic on the Company's Websites and the Websites of its partners being lower during the summer and year-end vacation and holiday periods, when usage of the Web and the Company's services has typically declined. Due to all of the foregoing factors and others that the Company cannot predict, it is possible that in some future quarter, the Company's operating results may be below the expectations of analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

     Reliance on Advertising Revenues; Risks Related to Sponsorships.  The
     ---------------------------------------------------------------
Company derives a significant portion of its revenues from the sale of advertisements on its Web pages. For the nine months ended April 30, 1998, advertising revenues represented approximately 75% of the Company's total revenues. The Company's strategy is to continue to develop advertising and other methods of generating revenues through the use of its products and services. The Company's ability to increase its advertising revenues will depend, among other things, on advertisers' acceptance of the Internet as an attractive and sustainable medium, the development of a large base of users of the Company's products and services possessing demographic characteristics attractive to advertisers, the expansion of the Company's advertising sales force and the development of the Internet as an attractive platform for electronic commerce. In addition, there is fluid and intense competition in the sale of advertising on the Internet, resulting in a wide range of rates quoted and a variety of pricing models offered by different vendors for a variety of advertising services, which makes it difficult to project future levels of advertising revenues that will be realized generally or by any specific company. It is also difficult to predict which pricing models will be adopted by the industry or advertisers. For example, advertising rates based on the number of "click through" from the Company's network to advertisers' pages, instead of rates based solely on the number of impressions, could materially adversely affect the Company's revenues. In addition, "filter" software programs that limit or remove advertising from the Web user's desktop are available. The widespread adoption of such software by users could have a material adverse effect on the viability of advertising on the Web. Accordingly, there can be no assurance that the Company will be successful in generating significant future advertising revenues, and the failure to do so would have a material adverse effect on the Company's business, results of operations and financial condition. Further, significant and consistent investment on the Internet by many advertisers is dependent upon validation that the Internet is an effective advertising medium, which validation has not yet occurred and which is essential to the achievement of steady and predictable advertising revenues.

     The Company has entered into sponsorship arrangements with third parties to provide sponsored services and placements on the Company's Websites in addition to traditional banner advertising. In connection with these arrangements, the Company may receive sponsorship fees as well as a portion of transaction revenues received by such third party sponsors from users originated through the Company's Websites, in return for minimum levels of user impressions or "click through" to be provided by the Company. To the extent implemented, these arrangements expose the Company to potentially significant financial risks, including the risk that the Company fails to deliver required minimum levels of user impressions or click through (in which case, these agreements typically provide for adjustments to the fees payable thereunder or "make good" periods) and that third party sponsors do not renew the agreements at the end of their terms. Certain of these arrangements also require the Company to integrate sponsors' content with the Company's services, which requires the dedication of resources and significant programming and design efforts to accomplish. There can be no assurance that the Company will be able to attract additional sponsors or that it will be able to renew existing sponsorship arrangements when they expire. In addition, the Company has granted exclusivity provisions to certain of its sponsors, and may in the future grant additional exclusivity provisions. Such exclusivity provisions may have the effect of preventing the Company, for the duration of such exclusivity arrangements, from accepting advertising or sponsorship arrangements within a particular subject matter in the Company's Websites or across the Company's entire service. The inability of the Company to enter into further sponsorship or advertising arrangements as a result of its exclusivity arrangements could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Internet as a commercial endeavor has been in existence for a short period of time. The costs of establishing a Website are low, and new online service providers, content providers and advertisers are being launched regularly. Many of these companies are funded with venture capital and other forms of financing before they have proven both that their particular industry segment and their business strategy will be successful. Those companies that are unable to prove themselves successful before their initial funding is depleted may find it difficult or impossible to secure additional funding. The failure of any of the Company's advertisers or electronic commerce sponsors to pay amounts due to the Company on a timely basis could have a material adverse effect on the Company's business, results of operations and financial condition.

     Dependence on Netscape, Microsoft and Other Third Party Relationships.  The
     ---------------------------------------------------------------------
Company is dependent on a number of third party relationships, including its relationships with Netscape and Microsoft, to create traffic on the Company's Websites and consequently generate revenues. These relationships include arrangements relating to the positioning of the Company's products and services on Web browsers such as those offered by Netscape and Microsoft, and on other sites through license agreements in which Internet sites are linked to or otherwise utilize the Company's services. For the nine months ended April 30, 1998, a material portion of the traffic to the Company's Websites was derived through the Netscape browser. On May 19, 1998, the Company renewed its one-year "Premier Provider" Agreement with Netscape (the "Netscape Agreement") pursuant to which the Company is designated as a "Premier Provider" of search and navigation services accessible from the "Net Search" button on the Netscape browser through May 31, 1999. Under the terms of the Netscape Agreement, Netscape will commit 15% of its search exposures during the one-year term of the Netscape Agreement to the Company's search services in exchange for a minimum guaranteed payment by the Company of $4.75 million, which payment is subject to increase if the actual number of exposures delivered to the Company by Netscape exceeds certain specified amounts. Because Netscape provides only exposures from its Net Search page (as compared to a number of users who "click through" to the Company's Websites), there can be no assurance that the Netscape Agreement will provide the Company's Websites with material amounts of traffic. Netscape has recently announced a two year agreement with Excite, Inc. in which Netscape will commit an aggregate of 50% of its search exposures during the first year of the agreement to Excite's search services and Netscape's own branded search service (which will be powered by Excite) and Netscape will commit an aggregate of 75% of its search exposures during the second year of the agreement to Netscape's branded search service and Excite's search services. This agreement will limit the number of search exposures which Netscape may make available to other providers of search services, including the Company, in the future. Although the Netscape Agreement may only be terminated under certain limited circumstances, if the Company were unable to continue as a "Premier Provider," the Company's Websites could lose a material portion of their traffic, traffic on competing services could substantially increase, and the Company's Websites could otherwise become less attractive to advertisers, which would have a material adverse effect on the Company's business, results of operations and financial condition. A traffic reduction could, in turn, result in advertisers on the Company's Websites, including sponsors and partners, terminating their contracts with the Company, as such contracts are typically of short duration and terminable on relatively short notice, or reducing the number of impressions purchased. Furthermore, the Company's contracts with advertisers and sponsors generally guarantee a minimum number of page views, and a failure to achieve the minimum page views could result in a reduction in payments to the Company or compel the Company to provide "make good" impressions if such minimums are not met. If the Company is unable to maintain its relationships with third parties to create traffic on the Company's Websites or is otherwise unable to offset a reduction in traffic, advertising revenues would be materially adversely affected, resulting in a material adverse affect on the Company's business, results of operations and financial condition.

     The Company is also dependent on Website operators that provide links to the Company's Websites and, for certain elements of the Company's properties, the Company licenses technology and related databases from third parties, including telephone directories, e-mail, chat, street mapping and other similar services. The Company believes that certain of its third party relationships are important to its ability to attract traffic and advertisers. Any errors, failures or delays experienced in connection with these third party technologies and information services could alienate the Company's users and adversely affect the Company's brand and its business. Although the Company views these relationships as important direct and indirect factors in the generation of revenues, most of the Company's arrangements do not include minimum commitments to use the Company's services or to provide access or links to the Company's products or services in the future, are not exclusive and generally have a term of only one to three years. In addition, there can be no assurance that the Company's partners regard their relationship with the Company as important to their own respective businesses and operations, that they will not reassess their commitment to the Company's products or services at any time in the future, or that they will not develop their own competitive products or services. There can be no assurance that the Company's existing relationships will result in sustained business partnerships, successful product or service offerings or the generation of significant revenues for the Company. Failure of one or more of the Company's partnering relationships to achieve or maintain market acceptance or commercial success, or the termination of one or more successful partnering relationships, could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the termination of the Company's position on a Web browser, or the grant to a competitor of an exclusive arrangement with respect to positioning on a Web browser, would significantly reduce traffic on the Company's Websites, which would have a material adverse effect on the Company's business, results of operations and financial condition.

     Intense Competition.  The market for Internet products and services is
     -------------------
highly competitive. In addition, the market for Internet advertising and electronic commerce arrangements is intensely competitive and the Company expects that competition will continue to intensify. Although the Company believes that the diverse segments of the Internet market will provide opportunities for more than one supplier of products and services similar to those of the Company, it is possible that a single supplier may dominate one or more market segments. The Company believes that the principal competitive factors in this market are name recognition, distribution arrangements, performance, ease of use, a variety of value-added services, functionality and features, and quality of support. A number of companies offer competitive products addressing certain of the Company's target markets. The primary competitors of the Company's products and services are other companies providing online services, including America Online (including CompuServe), Digital Equipment Corporation's Alta Vista, Excite, Inc. (including WebCrawler), Infoseek Corporation, Prodigy Services, Inc. and Yahoo! Inc. In addition, a number of companies offering Internet products and services, including direct competitors of the Company, recently have begun to integrate multiple features within the products and services they offer to consumers. Integration of Internet products and services is occurring through development of competing products and through acquisitions of, or entering into joint ventures and/or licensing arrangements involving, competitors of the Company. For example, the Web browsers offered by Netscape and Microsoft, which are the two most widely-used browsers and substantial sources of traffic for the Company, may incorporate and promote information search and retrieval capabilities in future releases or upgrades that could make it more difficult for Internet viewers to find and use the Company's products and services. Microsoft recently licensed products and services from Inktomi Corporation ("Inktomi"), a direct competitor of the Company, and has announced that it will feature and promote Inktomi services in the Microsoft Network and other Microsoft online properties. The Company expects that such search services may be tightly integrated into the Microsoft operating system, the Internet Explorer browser, and other software applications, and that Microsoft will promote such services within the Microsoft Network or through other Microsoft-affiliated end-user services such as MSNBC or WebTV Networks, Inc. In addition, Microsoft and Netscape have announced an intention to introduce Websites offering services which are similar to those currently offered by the Company in combination with Internet navigation features. Specifically, Microsoft has introduced its own Internet search and navigation product offering under the name "Start". Furthermore, Netscape has recently announced its intention to launch its own "portal" Website, which will offer services similar to those currently offered by the Company and which is expected to compete with the Company's services. In addition, many large media companies have announced that they are contemplating developing Internet navigation services and are attempting to become "gateway" sites for Web users. In the event these companies develop such "portal" sites, the Company could lose a substantial portion of its user traffic, which would have a material adverse effect on the Company's business, results of operations and financial condition. Further, entities that sponsor or maintain high-traffic Websites or that provide an initial point of entry for Internet viewers, such as the Regional Bell Operating Companies or Internet Service Providers ("ISPs") such as Microsoft and America Online, Inc., currently offer and can be expected to consider further development, acquisition or licensing of Internet search and navigation functions competitive with those offered by the Company, or could take actions that make it more difficult for viewers to find and use the Company's products and services. Consolidations, integration and strategic relationships involving competitors of the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company also competes with metasearch services that allow a user to search the databases of several catalogs and directories simultaneously. The Company also competes indirectly with database vendors that offer information search and retrieval capabilities with their core database products. Tripod and Angelfire compete with other community-based Websites, including GeoCities, Inc. In the future, the Company may encounter competition from providers of Web browser software and other Internet products and services that incorporate search and retrieval features into their offerings. Many of the Company's existing competitors, as well as a number of potential new competitors, have significantly greater financial, technical and marketing resources than the Company. There can be no assurance that the Company's competitors will not offer Internet products and services that are superior to those of the Company or that achieve greater market acceptance than the Company's offerings. Moreover, a number of the Company's current advertising customers and partners have established relationships with certain of the Company's competitors, and future advertising customers and partners may establish similar relationships. The Company competes with online services and other Website operators as well as traditional off-line media, such as print and television, for a share of advertisers' total advertising budgets. There can be no assurance that the Company will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition.

     Developing Market; Unproven Acceptance of the Company's Products and
     --------------------------------------------------------------------
Services; Uncertain Adoption of the Internet as an Advertising Medium.  The
---------------------------------------------------------------------
market for the Company's products and services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants who have introduced or developed products and services for use on the Internet. The Company's market is highly dependent upon the increased use of the Internet for information publication and distribution, commerce, and on the development of the Internet as an advertising medium. The Company's future operating results will depend upon the growth of the Internet advertising and commerce markets' the successful implementation of the Company's advertising program and the Company's ability to establish electronic commerce and licensing relationships and other strategic alliances. There can be no assurance, however, that the Internet advertising or commerce market will develop as an attractive and sustainable medium, that the Company will achieve or sustain market acceptance of its products and services or that the Company will be able to execute its business plan successfully. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty.
The industry is young and has few proven products. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access, quality of service and acceptance of advertising and electronic commerce) remain unresolved and may impact the growth of the Internet, or the placement of advertisements on the Internet or the growth of the Internet as a means of electronic commerce. If commercial use of the Internet does not grow, if the Internet does not develop as an attractive medium for advertising or electronic commerce, or if the Internet infrastructure does not effectively support growth that may occur, the Company's business, results of operations and financial condition would likely be materially adversely affected.

     Because the market for the Company's products and services is new and evolving, it is difficult to predict the size of this market and growth rate, if any. There can be no assurance that the market for the Company's products and services will develop or that demand for the Company's products or services will emerge or become sustainable. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products and services do not achieve or sustain market acceptance, the Company's business, results of operations and financial condition would likely be materially adversely affected.

     Risks Associated with Brand Development.  The Company believes that
     ---------------------------------------
establishing and maintaining the "Lycos" brand is a crucial aspect of its efforts to continue to expand and attract its Internet audience and that the importance of brand recognition will increase in the future due to the growing number of Internet sites. Promotion and enhancement of the "Lycos" brand will depend largely on the Company's ability to provide consistently high-quality products and services, which cannot be assured. If consumers do not perceive the Company's existing products and services to be of high quality, or if the Company introduces new products and services or enters into new business ventures that are not favorably received by consumers, the Company's brand could be diluted, thereby decreasing the attractiveness of its audiences to advertisers.

     Risks Associated with Potential Acquisitions and Investments.  The Company
     ------------------------------------------------------------
has completed, and may in the future pursue, acquisitions of companies, technologies or assets that complement the Company's business, such as the Tripod, WiseWire, GuestWorld and WhoWhere acquisitions. There can be no assurance that the Company will be able to identify additional suitable acquisition candidates available for sale at reasonable prices, consummate any acquisition or successfully integrate any acquired business (including Tripod, WiseWire, GuestWorld and WhoWhere) into the Company's operations. Acquisitions may result in the potentially dilutive issuance of equity securities, the incurrence of additional debt, the write-off of in-process research and development or software acquisition and development costs, and the amortization of expenses related to goodwill and other intangible assets, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. For example, for the quarter ended April 30, 1998, the Company recorded an in-process research and development expense of approximately $87.6 million and goodwill and other intangible assets of approximately $11.0 million in connection with the acquisitions of Tripod and WiseWire.
Acquisitions would involve numerous additional risks, including difficulties in the assimilation of the operations, services, products and personnel of the acquired company, the diversion of management's attention from other business concerns along with the risks involved in entering markets in which the Company has little or no experience. Problems with an acquired business could have a material adverse effect on the performance of the Company. The Company has made, and may in the future make, investments in companies involved in the development of technologies or services that are complementary or related to the Company's operations. The Company has also made investments in GlobeComm, Inc. (iName) and Sage Enterprises, Inc. (PlanetAll). These companies are in an early stage of development and may be expected to incur substantial losses. There can be no assurance that any investments in such companies will result in any return, nor can there be any assurance as to the timing of any such return, or that the Company will not suffer the loss of its entire investment.

     Management of Growth; Need to Establish Infrastructure; Additional
     ------------------------------------------------------------------
Personnel.  The rapid execution necessary for the Company to successfully offer
---------
its products and services and implement its business plan in a rapidly evolving market requires an effective planning and management process. The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial and operational resources. To manage its growth, the Company must continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Further, the Company will be required to manage multiple relationships with various customers and other third parties. There can be no assurance that the Company has made adequate allowances for the costs and risks associated with this expansion and transition, that the Company's systems, procedures or controls will be adequate to support the Company's operations, or that the Company's management will be able to achieve the rapid execution necessary to offer successfully the Company's products and services and implement its business plan. The Company's future operating results will also depend on many factors, including its ability to expand its advertising sales and business development organizations and expand its support organization commensurate with the growth of its business. If the Company is unable to manage growth effectively, the Company's business, results of operations and financial condition could be materially adversely affected.

     Risks Associated with International Expansion.  International sales,
     ---------------------------------------------
primarily from licensing the Company's products and services, accounted for less than 10% of the Company's revenues for the fiscal year ended July 31, 1997 and the nine months ended April 30, 1998. As part of its business strategy, the Company is seeking opportunities to expand its products and services into international markets. In this regard, in May 1997, the Company formed Lycos Bertelsmann GmbH & Co. KG in conjunction with Bertelsmann AG to offer Lycos search services in Europe; in January 1998, the Company licensed its search technology to LG Internet to offer search services in Korea; and in March 1998, the Company entered into a joint venture with Sumitomo Corp. and Internet Initiative Japan, Inc. ("IIJ") to offer search services in Japan. The Company believes that this expansion is important to the Company's ability to continue to grow and to market its products and services. In marketing its products and services internationally, however, the Company will face new competitors. In addition, the ability of the Company to enter international markets will be dependent upon the Company's ability to create localized versions of its products and services. There can be no assurance that the Company will be successful in creating localized versions of its products and services, marketing or distributing its products abroad or that, if the Company is successful, its international revenues will be adequate to offset the expense of establishing and maintaining international operations. To date, the Company has limited experience in marketing and distributing its products internationally. In addition to the uncertainty as to the Company's ability to establish an international presence, there are certain difficulties and risks inherent in doing business on an international level, such as compliance with regulatory requirements and changes in those requirements, export restrictions, export controls relating to technology, tariffs and other trade barriers, protection of intellectual property rights, difficulties in staffing and managing international operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on any international operations established by the Company and, consequently, on the Company's business, results of operations and financial condition.

     Dependence on the Internet.  The use of the Company's products and services
     --------------------------
will depend in large part upon the development by others of an infrastructure for providing Internet access and services. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any certainty whether the Internet will prove to be a viable commercial marketplace. The Internet may not prove to be a viable commercial marketplace for a number of reasons, including lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development and commercialization of performance improvements, including high speed modems. In addition, to the extent that the Internet continues to experience significant growth in the number of users and level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed upon it by such potential growth or that the performance or reliability of the Web will not be adversely affected by this continued growth. In addition, the Internet could lose its commercial viability due to delays in the development or adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity. There can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed or, if developed, that the Internet will become a viable commercial marketplace for products and services such as those offered by the Company. In particular, the Internet has only recently become a medium for advertising and electronic commerce. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace or platform for advertising and electronic commerce, the Company's business, results of operations and financial condition will be materially adversely affected.

     Risk of Capacity Constraints and System Failure; Advertising Management
     -----------------------------------------------------------------------
System.  A key element of the Company's strategy is to generate a high volume of
------
traffic to its products and services, which the Company makes available free of charge to users of the Internet. Accordingly, the performance of the Company's products and services is critical to the Company's reputation, its ability to attract advertisers to the Company's Websites and the market acceptance of these products and services. Any system failure that causes interruptions in the availability, or increases response time, of the Company's products and services could result in less traffic to the Company's Websites and, if sustained or repeated, could reduce the attractiveness of the Company's products and services to advertisers and partners. An increase in the volume of searches conducted through the Company's products and services could strain the capacity of the software or hardware deployed by the Company or the capacity of the Company's network infrastructure, which could lead to slower response time or system failures. Any failure to expand the capacity of the Company's hardware or network infrastructure on a timely basis or on commercially reasonable terms could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, as the number of Web pages and users increases, there can be no assurance that the Company's products and services will be able to scale proportionately.

     The Company is dependent upon Web browsers and Internet and online service providers for access to its products and services, and users have experienced difficulties due to browser and provider system failures unrelated to the Company's systems, products and services. The Company is also dependent on hardware suppliers for prompt delivery, installation and service of servers and other equipment and services used to provide its products and services. Substantially all of the Company's hardware operations are located at its computer facility located in Pittsburgh, Pennsylvania. The Company also outsources a portion of its hardware operations to third parties. There can be no assurance that a system failure at any of these locations would not adversely affect the performance of the Company's products and services. This system is vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have a comprehensive disaster recovery plan. Despite the implementation of network security measures by the Company, its servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays or cessation in service to users of the Company's products and services. The occurrence of any of these risks could have a material adverse effect on the Company's business, results of operations and financial condition.

     The process of managing advertising within large, high traffic Websites such as the Company's is an increasingly important and complex task. The Company licenses from a third party an advertising management system. To the extent that the Company encounters system failures or material difficulties in the operation of this system, the Company could be unable to deliver banner advertisements and sponsorships through its Websites. Any extended failure of, or material difficulties encountered in connection with, the Company's advertising management system may expose the Company to "make good" obligations with its advertising customers, which, by displacing advertising inventory, among other consequences, would reduce revenue and would have a material adverse effect on the Company's business, results of operations and financial condition.

     Technological Change and New Products.  The market for Internet products
     -------------------------------------
and services is characterized by rapidly changing technology, evolving industry standards and customer demands, and frequent new product introductions and enhancements. These market characteristics are exacerbated by the emerging nature of this market and the fact that many companies are expected to introduce new Internet products in the near future. The Company's future success will depend in significant part on its ability to continually improve the performance, features and reliability of the Lycos search and navigation services in response to both evolving demands of the marketplace and competitive product offerings, and there can be no assurance that the Company will be successful. In addition, a key element of the Company's business strategy is the development, introduction and integration of new products that capitalize on the increasing use of the Internet. There can be no assurance that the Company will be successful in developing or integrating such products or services or that such products and services will meet with market acceptance. In addition, new product releases by the Company may contain undetected errors that require significant design modifications, resulting in a loss of customer confidence and Company's products and services and, consequently, viewer support, which will adversely affect the use of the Company's products and services and, consequently, the Company's business, results of operations and financial condition.

     Intellectual Property and Proprietary Rights.  The Company's success
     --------------------------------------------
depends significantly upon its proprietary technology. The Company currently relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees and with its consultants and partners. The Company has registered and applied for registration of certain service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. In addition, Carnegie Mellon University ("CMU") has been issued a patent in the United States relating to Lycos' search and indexing technology, which has been licensed to the Company on a perpetual basis. There can be no assurance that such patent will not be challenged, and if such challenges are brought, that the patent will not be invalidated. There also can be no assurance that the Company will develop proprietary products or technologies that are patentable, that any issued patent will provide the Company with any competitive advantages or will not be challenged by third parties, or that the patents of others will not have a material adverse effect on the Company's ability to do business. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or services or to obtain and use information that the Company regards as proprietary. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States and the Company does not currently have any patents or patent applications pending in any foreign country. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology or duplicate the Company's products or design around patents issued to the Company or other intellectual property rights of the Company.

     There have been substantial amounts of litigation in the computer industry regarding intellectual property rights. There can be no assurance that third parties will not in the future claim infringement by the Company with respect to current or future products, trademarks or other proprietary fights, that the Company will counterclaim against any such parties in such actions or that if the Company makes claims against third parties with respect thereto, that any such party will not counterclaim against the Company in such actions. Any such claims or counterclaims could be time-consuming, result in costly litigation, diversion of management's attention, cause product release delays, require the Company to redesign its products or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect upon the Company's business, results of operations and financial condition. Such royalty or licensing agreements, if required, may not be available on tennis acceptable to the Company, or at all.

     Government Regulation and Legal Uncertainties.  The Company is not
     ---------------------------------------------
currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Web.
However, due to the increasing popularity and use of the Web, it is possible that a number of laws and regulations may be adopted with respect to the Web, covering issues such as user privacy, pricing, characteristics and quality of products and services. For example, the Company may be subject to the provisions of the recently enacted Communications Decency Act (the "CDA"). Although the manner in which the CDA will be interpreted and enforced and its effect on the Company's operations cannot be determined, it is possible that the CDA could expose the Company to substantial liability. The CDA could also dampen the growth in the use of the Web generally and decrease the acceptance of the Web as a communications and commercial medium, and could, thereby, have a material adverse effect on the Company's business, results of operations and financial condition. The adoption of any additional laws or regulations may decrease the growth of the Web, which could in turn decrease the demand for the Company's services and products or increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations or financial condition.

     Due to the global nature of the Web, it is possible that, although transmission of the Company's services originate from its operations centers in New Jersey and Pennsylvania, the governments of other states and foreign countries might attempt to regulate the Company's transmissions or prosecute the Company for violations of their laws. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that the Company might not unintentionally violate such law or that such laws will not be modified, or new laws enacted, in the future. It is also possible that states or foreign countries may seek to impose sales taxes on out of state companies that engage in commerce over the Internet. In the event that states or foreign countries succeed in imposing sales or other taxes on Internet commerce, the growth of the use of the Internet for commerce could slow substantially. Any of the foregoing developments could have a material adverse effect on the Company's business, results of operations or financial condition.

     Dependence on Key Personnel.  The Company's performance is substantially
     ---------------------------
dependent on the performance of its executive officers and key employees, all of whom have worked together for only a short period of time. The Company does not have in place key person life insurance policies on any of its employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations or financial condition of the Company. The Company is heavily dependent upon its ability to attract, retain and motivate skilled technical and managerial personnel. The Company's future success also depends on its continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, hire, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract, hire, assimilate or retain the necessary technical and managerial personnel could have a material adverse effect upon the Company's business, results of operations or financial condition.

     Liability for Information Retrieved from the Internet.  Because material
     -----------------------------------------------------
may be downloaded by the online or Internet services operated or facilitated by the Company or the Internet access providers with which the Company has relationships, and be subsequently distributed to others, it is possible that claims will be made against the Company on the basis of defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials, including claims based on the Company providing access to obscene, lascivious or indecent information. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type, or may not be adequate to indemnify the Company for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations or financial condition.

     Year 2000 Compliance.  The "Year 2000" issue concerns the potential
     --------------------
exposures related to the automated generation of business and financial misinformation resulting from the application of computer programs which have been written using two digits, rather than four, to define the applicable year of business transactions. The Company does not anticipate any significant costs, problems or uncertainties associated with becoming Year 2000 compliant. Failure of the Company or its software providers to adequately address the Year 2000 issue could result in misstatement of reported financial information or otherwise adversely affect the Company's business operations.

     Volatility of Stock Price.  The price of the Company's Common Stock has
     -------------------------
been and may continue to be subject to wide fluctuations in response to a number of events and factors, such as quarterly variations in results of operations, announcements of new technological innovations or new products and media properties by the Company or its competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company, and news relating to trends in the Company's markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of the Company's Common Stock, regardless of the Company's operating performance.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" described below.

                              SELLING STOCKHOLDERS

     The following table sets forth, as of the date of this Prospectus, the name of each of the Selling Stockholders, the number of Shares that each such Selling Stockholder owns as of such date, the number of Shares owned by each Selling Stockholder that may be offered for sale from time to time by this Prospectus, and the number of Shares to be held by each such Selling Stockholder assuming the sale of all of the Shares offered hereby. Except as indicated, none of the Selling Stockholders has held any position or office (other than a non-officer employment relationship) or had a material relationship with the Company or any of its affiliates within the past three years other than as a result of the ownership of the Company's Common Stock. The Company may amend or supplement this Prospectus from time to time to update the disclosure set forth herein.

                                                           SHARES                                    SHARES
                                                        BENEFICIALLY      SHARES WHICH             BENEFICIALLY
                                                        OWNED (1)(2)       MAY BE SOLD             OWNED AFTER
                                                     PRIOR TO OFFERING     PURSUANT TO           OFFERING(1)(2)(3)
SELLING STOCKHOLDER                                  NUMBER     PERCENT  THIS PROSPECTUS       NUMBER        PERCENT
------------------------------------------------  ------------  -------  ---------------  -----------------  -------
Lighthouse Capital Partners II, L.P.                     3,808     *              3,808             --           --
Silicon Valley Bank                                      1,797     *              1,797             --           --
Phoenix Leasing Incorporated                             4,492     *              4,492             --           --
Imperial Bank                                            3,369     *              3,369             --           --
Venrock Associates                                     334,399     1.6          334,399             --           --
Venrock Associates II, L.P.                            243,125     1.1          243,125             --           --
Terence J. Garnett                                      62,482     *             62,482             --           --
Charter Ventures II, L.P.                               56,587     *             56,587             --           --
William F. Miller                                       33,386     *             33,386             --           --
Richard Magnuson                                        10,361     *             10,361             --           --
VLG Investments 1996 (4)                                 4,812     *              4,812             --           --
Antenna Group LLC                                        1,891     *              1,891             --           --
Devine & Virnig, Inc.                                    1,125     *              1,125             --           --
Karr, Howard L. or Louise C., trustees or the
  successor trustee(s) of the Karr Family 1982
  Trust, dated 12/1/82                                     723     *                723             --           --
Joshua Pickus                                            1,304     *              1,304             --           --
Cynthia L. Karr                                            216     *                216             --           --
Elizabeth A. Karr                                          216     *                216             --           --
Vantage Point Venture Partners 1996 (5)                378,113     1.8          378,113             --           --
FW WhoWhere Investors, L.P.                            178,355     *            178,355             --           --
Garnett, Terence J. and Katrina A. Garnett,
  Trustees of the Garnett Family Trust UDT              10,344     *             10,344             --           --
Henri Jarrat                                             3,566     *              3,566             --           --
Christopher L. Kaufman Trust (S.P.) dated
  April 12, 1988                                           421     *                421             --           --
Jason Strober                                              356     *                356             --           --
Prabhat Agarwal                                        189,770     *            189,770             --           --
Ashutosh Roy                                           189,770     *            189,770             --           --
Gunjan Sinha                                           191,464     *            189,770          1,694            *
Dale Fuller                                            101,661     *             66,927         34,734            *
Priyaranjan Sinha                                       36,771     *             36,771             --           --
Rupesh Kapoor                                           19,721     *             14,402          5,319            *
NBC Multimedia, Inc.                                    10,589     *             10,589             --           --
Steve Westly                                             7,743     *              7,743             --           --
Alan Salzman                                             6,777     *              6,777             --           --
Edward M. Shelton                                       17,202     *              5,422         11,780            *
Michael F. Armistead                                    19,180     *              4,179         15,001            *
Eric Smit                                                4,150     *              3,162            988            *
Peter W. Clark                                           7,981     *              2,470          5,511            *
Sean Michael White                                       7,437     *              2,270          5,167            *
Ellen Levy                                               6,326     *              2,044          4,282            *
Murali V. Srinivasan                                       988     *                988             --           --
Peter Gilbert                                            1,765     *                576          1,189            *
Darawan Chiayapathna                                     1,651     *                548          1,103            *
Grace Benveniste                                           938     *                474            464            *
Lisa Custalow                                            1,397     *                406            991            *
Richard Rock                                               367     *                367             --           --
Sanjay Agarwal                                             355     *                355             --           --
Vipin Gupta                                                338     *                338             --           --
Dirk Kincannon                                             678     *                338            340            *
Tracy Hoyt                                               2,439     *              2,439             --           --
Laura Lindsey                                              123     *                 67             56            *
Jenny Schmidt                                              635     *                257            378            *
Ruth-Anne Siegel                                           592     *                423            169            *
Vasudeva Chinna                                            282     *                282             --           --
Marc Majcher                                               135     *                135             --           --
James Hirshfield                                         2,293     *              1,684            609            *
Jerry Cecco                                                 68     *                 68             --           --
Broadview International LLC                             15,157     *             15,157             --           --
VLG Investments 1998 (6)                                   406     *                406             --           --

*   Less than 1.0%.

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this Prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(2) Includes an aggregate of 188,519 shares of Common Stock beneficially owned by the Selling Stockholders that have been deposited in escrow pursuant to the Merger Agreement to secure the respective indemnification obligations of the Selling Stockholders thereunder (the "Escrowed Shares"). The Escrowed Shares will be released from escrow on August 13, 1999 only to the extent that no claims have been made against the Escrowed Shares. The Escrowed Shares may not be sold by the Selling Stockholders prior to August 13, 1999, except as otherwise provided in the Escrow Agreement.

(3) Assumes that each Selling Stockholder will sell all of the Shares set forth above under "Shares Which May Be Sold Pursuant to This Prospectus." There can be no assurance that the Selling Stockholders will sell all or any of the Shares offered hereunder.

(4) Subsequent to the date of this Prospectus, the shares held by VLG Investments 1996 may be distributed to Elias J. Blawie, James L. Brock, Cathryn S. Chinn, Michael W. Hall, Craig W. Johnson, Mark A. Medearis, Tae Hea Nahm, Jon C. Richards, Mark B. Weeks, Renee R. Deming, Donald M. Keller Jr., Joshus Pickus, Mark Windfeld-Hansen, Peter Cohn, William W. Ericson, Joshua L. Green, Patrick G. Reutens, Jeffrey Y. Suto, John V. Bautista, Sonya F. Erickson, Jon E. Gavenman, Edmund S. Ruffin, Mark L. Silverman, Glen Van Ligten and Robert V. Zipp.

(5) Subsequent to the date of this Prospectus, the shares of Vantage Point Venture Partners 1996 may be distributed to AJ Trusts Partnership, Chase Manhattan Bank, as trustee of the AMOCO Corporation Master Trust for Employee Pension Plans, A. Gary Anderson Family Foundation, Barels Family Trust, William James Bell 1993 Trust, John W. Buoymaster, Norman Braman, Dennis M. Brown, Campodonico Brothers Partnership I, COFCO Capital Corp., Comdisco, Inc., Crosspoint Associates 1996, Cypress VI Partners, Joseph F. Dox & Connie J. Dox, TTEES, the Dox Family Trust U/A/D 6/12/90 as Amended, Henry Druker, Bruce Carl Edwards and Susan Ellen Edwards Living Trust, David W. Ehret, GBC Venture Capital, Inc., Gary E. Gigot, Eric J. Gleacher,
     A. Nathaniel Goldhaber, Douglas E. Goldman Revocable Trust U/A 6/29/84, John D. Goldman, Goldman-Valeriote Trust, Joseph Grundfest, Vinod Gupta Revocable Trust, Herbert Partners, Laurence R. Hootnick, Jeremy Jaech, Henri Jarrat, JMJ Trusts Partnership, Michael J. John, Linda K. and Theodore C. Johnson, Stuart M. and Barbara J. Johnson, Marc E. Jones, John
     J. Katsaros, David L. Kirp 1994 Revocable Inter Vivos Trust, Kirschner Family Revocable Trust, Harlan P. Kleiman, Scott and Joan Kriens, Erin J. Lastinger QSST, Edward E. Luck, Irrevocable Trust for Debra Lyonnais, Audrey MacLean and Michael M. Clair as trustees, or their successors of the Audrey MacLean and Michael M. Clair Trust Agreement UAD 12/01/92, James D. Marver, Ian O. Mausner, The Mendez 1992 Trust, Dated 10/14/92, NatWest Markets Equity Corporation, Scott D. Oki, Onpac Partners, Charles G. Phillips, Peter I. Pressman MD, Safi Qureshey Family Trust, W. Preston and Belena Rae Raisin, Ward Raisin, Redwood Forrest Investments, LP, F. Grant Saviers, Joseph M. Schell, William J. Schroeder and Marilee J. Schroeder Trustees under Revocable Trust Agreement dated 11/01/93 as amended, FBO William J. Schroeder and Marilee J. Schroeder, Daniel J. Schwinn, Bernard Seiz, Leonard Shustek, Bankers Trust Company, as trustees of Southern Company System Master Retirement Trust, A.J. Stein Family Partnership, D.R. Stephens & Company, Subhedar Revocable Trust Dated 2/05/93, Irrevocable Trust for D. Craig Valassis, Irrevocable Trust for Doug T. Valassis, Valassis Enterprises LP, Roger O. Walther SP Trust, Tom Yuen Family Trust Oct. 1984 and VantagePoint Associates LLC.

(6) Subsequent to the date of this Prospectus, the shares held by VLG Investments 1998 may be distributed to Elias J. Blawie, James L. Brock, Cathryn S. Chinn, Michael W. Hall, Craig W. Johnson, Mark A. Medearis, Tae Hea Nahm, Jon C. Richards, Mark B. Weeks, Renee R. Deming, Donald M. Keller Jr., Joshua Pickus, Mark Windfeld-Hansen, Peter Cohn, William W. Ericson, Joshua L. Green, Patrick G. Reuteno, Jeffrey Y. Suto, John V. Bautista, Sonya F. Erikson, Jon E. Gavenman, Edmund S. Ruffin, Mark L. Silverman, Glen Van Ligten, Robert V. Zipp, Elizabeth Enayati, David Lee, Michael Morriseey, Craig E. Sherman, Steve Tonsfeldt, Laura Gordon, Chris Hurley, Kara Diane Palmer, Kate Rowan, Christine A. Tomomatsu and Heayoon J. Woo.


(7)

                             PLAN OF DISTRIBUTION

     The Shares covered by this Prospectus may be offered and sold from time to time by the Selling Stockholders, including donees, transferees, pledgees or other successors in interest that receive such Shares as a gift, partnership distribution or other non-sale related transfer. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the Shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The Shares may be sold by one or more of the following means of distribution: (a) a block trade in which the broker-dealer so engaged will attempt to sell Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this Prospectus; (c) an over-the-counter distribution in accordance with the rules of the Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this Prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the Company's Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell the Company's Common Stock short and redeliver the Shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of Shares offered hereby, which Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction). The Selling Stockholders may also pledge Shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged Shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     In effecting sales, brokers, dealers or agents engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. The Company will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

     In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Company has advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, the Company will make copies of this Prospectus available to the Selling Stockholders and has informed them of the need for delivery of copies of this Prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public. There can be no assurance that the Selling Stockholders will sell all or any of the Shares.

     The Company has agreed with certain of the Selling Stockholders to keep the Registration Statement of which this Prospectus constitutes a part effective until the first anniversary of the closing of the acquisition of WhoWhere.
The Company intends to de-register any of the Shares not sold by the Selling Stockholders at the end of such one year period; however, it is anticipated that at such time any unsold shares may be freely tradeable subject to compliance with Rule 144 of the Securities Act.

                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts, counsel to the Company.

                                    EXPERTS

     The consolidated financial statements of Lycos, Inc. at July 31, 1997 and 1996 and for each of the years in the two year period ended July 31, 1997 and for the period from inception (June 1, 1995) to July 31, 1995, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended July 31, 1997, and the financial statements of Tripod, Inc. at October 31, 1997 and December 31, 1996 and for the ten months ended October 31, 1997 and the year ended December 31, 1996, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A dated March 10, 1998, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their reports thereon included therein, and are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The balance sheets of WiseWire as of May 31, 1997 and 1996 and the statements of operations, stockholders' equity and cash flows for the year ended May 31, 1997 and for the period from June 9, 1995 (inception) through May 31, 1996, incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K/A dated May 15, 1998, have been audited by PricewaterhouseCoopers LLP, independent public accountants, as stated in their report thereon, which included an explanatory paragraph concerning WiseWire's ability to continue as a going concern, and are incorporated herein by reference in reliance upon such report given on the authority of that firm as experts in accounting and auditing.

NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE BY THIS PROSPECTUS TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR BY ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE OF OR OFFER TO SELL THE SHARES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                            -----------------------


                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Available Information.....................................................    2
Incorporation of Certain Documents By Reference...........................    2
The Company...............................................................    3
Risk Factors..............................................................    3
Use of Proceeds...........................................................   11
Selling Stockholders......................................................   11
Plan of Distribution......................................................   12
Legal Matters.............................................................   12
Experts...................................................................   13



                                  LYCOS, INC.

                               2,092,622 SHARES

                                      OF

                                 COMMON STOCK

                                  PROSPECTUS

                              AUGUST _____, 1998

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

     SEC registration fee...........................   $ 39,238.93
     NASDAQ National Market listing fee.............   $ 17,500
     Legal fees and expenses........................   $ 10,000
     Accounting fees and expenses...................   $  5,000
     Miscellaneous expenses.........................   $  3,261.07

     Total..........................................   $ 75,000
                                                       ===========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation, as amended, includes a provision that eliminates the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care. In addition, the Delaware General Corporation Law and the Company's Amended and Restated By-laws provide for indemnification of the Company's directors and officers for liabilities and expenses that they may incur in such capacities.
In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee has no reasonable choice to believe were unlawful.

     The Company has purchased insurance with respect to, among other things, the liabilities that may arise under the provisions referred to above. The directors and officers of the Company also are insured against certain liabilities, including certain liabilities arising under the Securities Act of 1933, as amended, which might be incurred by them in such capacities and against which they are not indemnified by the Company.

     The Company has entered into separate indemnification agreements with its directors and officers. The indemnification agreements create certain indemnification obligations of the Company in favor of the directors and officers and, as permitted by applicable law, will clarify and expand the circumstances under which a director or officer will be indemnified.

ITEM 16. EXHIBITS

5.1  Opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation.

23.1  Consent of KPMG Peat Marwick LLP, Independent Accountants.

23.2  Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.3  Consent of Counsel (included in Exhibit 5.1).

24.1  Power of Attorney (included on page II-3).

ITEM 17. UNDERTAKINGS

     A.  UNDERTAKING PURSUANT TO RULE 415

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) to include any prospectus required by Section 10(a)(3) Securities Act of 1933 (the "Securities Act");

              (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

  B. UNDERTAKING REGARDING FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C. UNDERTAKING IN RESPECT OF INDEMNIFICATION

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  D. UNDERTAKING PURSUANT TO RULE 430A

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of the prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on this 13th day of August, 1998.

                                 LYCOS, INC.

                                 By:  /s/ Robert J. Davis
                                    --------------------------
                                    Robert J. Davis
                                    President and Chief Executive Officer


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS THAT each person whose signature appears below constitutes and appoints Robert J. Davis and Edward M. Philip and each of them, with the power to act without the other, as attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendment or post-effective amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                     TITLE                                  DATE
---------                     -----                                  ----


/s/ Robert J. Davis        President, Chief Executive Officer    August 13, 1998
-------------------------   and Director
Robert J. Davis               (PRINCIPAL EXECUTIVE OFFICER)

/s/ Edward M. Philip       Chief Operating Officer and Chief     August 13, 1998
-------------------------   Financial Officer
Edward M. Philip             (PRINCIPAL FINANCIAL AND ACCOUNTING
                             OFFICER)

/s/John M. Connors, Jr.    Director                              August 13, 1998
-------------------------
John M. Connors, Jr.

/s/ Richard S. Sabot       Director                              August 13, 1998
-------------------------
Richard S. Sabot

/s/ Daniel J. Nova         Director                              August 13, 1998
-------------------------
Daniel J. Nova

/s/ David S. Wetherell     Director                              August 13, 1998
-------------------------
David S. Wetherell

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION
                                  -----------

5.1         Opinion of Hutchins, Wheeler & Dittmar, A Professional Corporation

23.1        Consent of KPMG Peat Marwick LLP, Independent Accountants.

23.2        Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.3        Consent of Counsel (included in Exhibit 5.1).

24.1        Power of Attorney (included on page II-3).